Mail Stop 3561


									April 6, 2006




Mr. Lon R. Greenberg
Chairman and Chief Executive Officer
UGI Corporation
460 North Gulph Road
King of Prussia, PA 19406


		RE:	UGI Corporation
			Form 10-K for Fiscal Year Ended September 30, 2005 Form 10-Q for Fiscal Quarter Ended December 30, 2005
			Filed December 13, 2005 and February 9, 2006
			File No.  1-11071

Dear Mr. Greenberg:

		We have reviewed your filings and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Where indicated, we think you should revise your disclosures in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary.
Please
be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

		Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings.
We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for Fiscal Year Ended September 30, 2005

Consolidated Statement of Income, page 31

1. Please tell us what consideration you gave to recording the resolution of the various business tax matters for Antargaz as a reduction of goodwill as opposed to recording amounts within your results of operations for fiscal 2005. In this connection, it appears that the portion of the assumed business tax liabilities related to certain of your owned tanks at customer locations was in dispute at the acquisition date. Please clarify the specific nature of the dispute that existed at the acquisition date and tell us whether the February 4, 2005 letter from the French government resolved the dispute. If the February 4, 2005 letter resolved the dispute existing at the acquisition date, tell us why you do not consider the receipt of the letter to represent the resolution of a pre-acquisition contingency within the purchase price allocation period. Please also clarify whether the resolution reached with respect to business tax assessments relating to prior years represents a post acquisition event or the resolution of a pre-acquisition contingency. Please tell us if you recorded the liabilities for these business tax assessments as part of your March
31, 2004 step acquisition of Antargaz and how you estimated the amounts. If no amounts were recorded as a result of the purchase price allocation, tell us in detail why not. Refer to SAB Topic 2:A:7. Ensure your response quantifies the pre-tax gain attributable to the resolution of the tax issue relating to the owned tanks at customer locations and the business tax assessments relating to prior years.

Notes to Consolidated Financial Statements, page 36

Note 5 - Employee Retirement Plans, page 46

2. Please explain to us how you calculate the market related value of
plan assets as that term is defined in SFAS 87. Since there is an alternative to how you can calculate this item, and it has a direct effect on pension expense, we believe you should disclose in future
filings how you determine this amount in accordance with paragraph
12
of APB 22.


      As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please understand that we may have additional comments after reviewing your responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

		In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

		If you have any questions regarding these comments, please direct them to Anthony Watson, Staff Accountant, at (202) 551-3318 or, in his absence, to me at (202) 551-3843.

									Sincerely,



									George F. Ohsiek, Jr.
									Branch Chief
Mr. Lon R. Greenberg
UGI Corporation
April 6, 2006
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